SCHEDULE 13D/A-Final Amendment
NAME OF ISSUER:  METRA BIOSYSTEMS
TITLE OF CLASS OF SECURITIES:  COMMON STOCK
CUSIP NUMBER:    59114210
NAME, ADDRESS AND TELEPHONE NO:  KURT AMUNDSON, 265 NORTH
WHISMAN ROAD, MOUNTAIN VIEW, CA  94043   PH: 415-903-9100
DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:
7/12/99

1.  NAME OF REPORTING PERSONS:  IRS: ID NOS. OF ABOVE PERSON:
Thomas Mitchell & Co., LP - 13-3603667
2.  CHECK BOX IF A MEMBER OF A GROUP    (B) x
3.  SEC use only
4.  Source of Funds     00
5.		Check if Disclosure of Legal Proceedings is Require
Pursuant to Items
	2(d) or 2 (e) not sure - no proceedings.
6.		Citizenship or Place of Organization - State of New York

7.		Sole Voting Power - Thomas Mitchell & Co. LP. 0
8.		Shared Voting Power - 0
9.		Sole Dispositive Power  -Thomas Mitchell & Co LP. -
0
10.  Shared Dispositive Power - 0
11.  Aggregate Amount Beneficially Owned by Each Reporting
Person 0    12.  Check if the Aggregate Amount in Row (11)
Excludes Certain Shares 13.  Percent of Class Represented by
Amount in Row (11)  0.00%
14.  Type of Reporting Person

Thomas Mitchell & Co. LP
-IA
CUSIP NO:
59114210
SCHEDULE 13D/A
ITEM #1-
METRA
BIOSYSTEMS

ITEM #2-a-		Thomas Mitchell & Co. LP
		b-		POB 31
					Lake Placid, NY  12946
		C-  Investment Advisor
D-  During the last five years, Thomas Mitchell & Co. LP
has not been convicted in a criminal proceeding.
E-  During the last five years, Thomas Mitchell & Co LP.
was not a party to a civil proceeding of a judicial
or administrative body of competent jurisdiction and
as a result of such proceeding was or is subject to a
judgment, decree or final order enjoining future
violations of, or prohibiting or mandating activities
subject to, federal or state securities laws or
finding any violation with respect to such laws.
		F-		U.S.A.
ITEM #3-  Cash held in account
ITEM #4-   For Investment Purposes only.

ITEM #5a-  0 =  0.00%
			b- Thomas Mitchell & Co LP has no voting power, shared voting power nor sole or shared dispositive power.
			c- 72,000 -shares recently tendered in various lots through NASDAQ and in
	negotiated transactions at prices from $1.5625 -
$1.7187  per share. d-none; the remaining 344,000 were sold in open market.
				e-July 12, 1999
ITEM #6- none

ITEM #7- none
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
	Date:   July 12, 1999
	Signature   THOMAS S. MITCHELL